EXHIBIT 1
January 31, 1997


Dear Policy Holder:


The year of 1996 was marked by an ebullient U.S. stock market and the largest inflow of personal savings into mutual funds ever. With the exception of Japan, overseas stock markets were strong as well, especially in Europe. Many foreign bond markets performed better during the year than the U.S. bond market, which was dogged by a persistent, largely unfounded fear of inflation.

                                                 1996 Total Return
Standard & Poor's 500 Index                      +22.95%
Russell 2000 Index                               +16.49%
Lehman Brothers Government Corporate Bond Index  +2.91%
Morgan Stanley Europe Australia Far East Index   +6.36%

Performance quoted above assumes reinvestment of dividends. It is not intended to represent the performance of any Premium Fund Series. Complete Performance information can be found following each discussion section of this report.

Higher corporate earnings and improved productivity at many domestic and multinational industrial companies drove the U.S. stock market higher in 1996. The stocks of larger companies tended to outperform midcap and smaller cap issues, as many investors decided "bigger was better" amid an uncertain outlook for U.S. interest rates.

In recent months, domestic consumer spending has been weak and leading U.S. economic indicators suggest subdued growth ahead. While it is possible the U.S. stock market, especially smaller companies with above average earnings prospect could turn in a strong year, we believe a more likely scenario may be a return to historical patterns of share price volatility and total return.

The U.S. bond market remains a question mark in 1997.   The rate of
inflation, although a modest 3.3% this past year, was the highest in
five years.   We generally believe income is likely to be the dominant
component of total return from U.S. bonds. In our opinion, high-yield higher risk corporate securities are well positioned for the year ahead because these bonds have historically been less sensitive to modest increases in interest rates.

Beyond our shores, we have a somewhat more positive outlook for both stocks and bonds. In Europe, several countries are taking positive steps to reform fiscal policy in order to qualify for European Monetary Union.
In addition, we believe privatization across the Continent should encourage greater long-term economic growth, although there are likely to be some short-term political obstacles.

Summaries of the strategies and performance for each Delaware Group Premium Fund* investment series are included in the pages that follow. Keep in mind that your annuity is designed as a long-term investment and that any earnings compound tax deferred until withdrawal. This can help increase your earnings potential.

Sincerely,

/s/ Wayne A. Stork
Wayne A. Stork
Chairman, President and Chief Executive Officer
Delaware Group Premium Fund

*Investment Series of the Premium Fund underlie variable annuity products issued by AIG Life Insurance Co. of America and American International Life Assurance Company of New York.